新鴻基地產發展有限公司 Sun Hung Kai Properties Limited



2001/02

中期報告
Interim Report




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1. 中環國際金融中心
2. 新意網
3. 跑馬地禮頓山
4. 長沙灣昇悅居
5. 九龍巴士
6. 北京新東安市場

1. International Finance Centre, Central
2. SUNeVision
3. The Leighton Hill, Happy Valley
4. Liberté, Cheung Sha Wan
5. Kowloon Motor Bus
6. Sun Dong An Plaza, Beijing

新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

目錄　Contents

2001/02

中期報告
Interim Report

公司資料

董事

郭炳湘
主席兼行政總裁

#李兆基
副主席

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

*鍾士元

*胡寶星

*馮國經

*關卓然

#盧超駿

#羅景雲

陳啓銘

陳鉅源

鄺　準

黃奕鑑

黃植榮

#非執行董事
*獨立非執行董事

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號
新鴻基中心45樓
電話：(852) 2827 8111
傳真：(852) 2827 2862
互聯網址：www.shkp.com.hk
電子郵件：shkp@shkp.com.hk

核數師

德勤 • 關黃陳方會計師行

股票登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-6室

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
三井住友銀行
東京三菱銀行
中國工商銀行
渣打銀行
UFJ Bank Limited
Mizuho Financial Group
法國巴黎銀行

律師

胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告中期業績：

中期業績

本集團截至二零零一年十二月三十一日止上半年度未經審核減除税項及少數股東權益後之盈利為港幣三十一億七千七百萬元，而上年度同期為港幣五十三億零一百萬元。每股盈利為港幣一元三角二仙，而上年度同期為港幣二元二角一仙。

股息

董事局議決於二零零二年四月八日派發中期股息每股港幣五角五仙予於二零零二年四月八日在本公司股東名冊上登記之股東，此派息與上年度同期相同。

業務檢討

售樓成績

截至二零零一年十二月三十一日止之六個月內，本集團售出樓宇連同代客銷售計算，總值港幣七十五億六千三百萬元，而上年度同期為港幣一百三十七億六千九百萬元，當中包括禮頓山售樓收益。回顧期內主要售出物業包括元朗朗庭園，以及集團於合作發展項目的所佔權益，包括位於將軍澳的將軍澳中心第一期、清水灣半島第二期及維景灣畔第二期和西半山寶翠園第二期。

二零零一年至二零零二年上半年度內，本集團完成之發展項目共五個，所佔樓宇面積達二百七十萬平方呎，項目詳情如下：

名稱	地點	物業用途	集團所佔權益 *(百分率)*	所佔樓面面積 *(平方呎)*
清水灣半島第二期	將軍澳蓬萊路8號	住宅	合作發展	1,004,000
維景灣畔第二期	將軍澳澳景路88號	住宅	49	574,000
欣廷軒	沙田翠欣街8號	住宅	100	511,000
寶翠園第二期	西半山薄扶林道89號	住宅	29	386,000
逸濤灣	筲箕灣太安街28號	住宅	30	222,000
總計				**2,697,000**

上半年度內完成的住宅物業已售出超過百分之八十五。

土地儲備

自本財政年度起，集團透過更換土地用途增加一個住宅地盤，可建樓宇面積約五十萬平方呎：

項目	地盤面積 *(平方呎)*	集團所佔權益 *(百分率)*	物業用途	所佔樓面面積 *(平方呎)*
上水天平山	173,000	100	住宅	537,000

本集團現時在香港擁有土地儲備共五千二百萬平方呎，包括已完成投資物業一千九百三十萬平方呎及發展中物業三千二百七十萬平方呎。此外，集團擁有新界農地面積超過二千一百萬平方呎，大部份位於現有及計劃興建中的鐵路沿線，並正申請更改土地用途，主要用作發展住宅。

地產發展

受到全球經濟逆轉影響，特別自美國發生九一一事件後，香港經濟面對挑戰，就業市場亦受影響。然而，自去年十月開始，住宅市場的成交量較去年事件發生前的水平為高，最近數月樓價亦相對平穩，而用家尤其是首次置業人士成為推動樓市的主要動力。

政府利好樓市的房屋政策有助恢復置業者的信心，這包括增加樓宇資助貸款及停售居屋至二零零二年六月。此外，銀行為置業者提供極優惠的財務計劃，而按揭利率更下調至二點六二五厘的歷史新低位，加上供款能力已達到歷來最高水平，在供樓平過租屋的情況下，更能吸引市民放棄租樓而選擇自置物業。這些因素皆對私人住宅物業的需求有正面影響。

本集團繼續在香港擴展地產業務，以逐步增加住宅樓面面積以供銷售為目標，並將繼續主力發展大規模及設備完善的優質住宅計劃，提供多款不同面積的單位供買家選擇，並以中、小型單位為主，同時亦申請將農地更改為住宅及其他用途。集團充份利用市場狀況，於二零零一年十一月就七幅地皮達成港幣二十一億元的補地價協議。

集團持續以不同方式提升物業發展的回報，並致力加強品牌以推動樓宇銷售及價格，並在不影響質素的原則下嚴格控制建築成本。

雖然本財政年度上半年完成之物業，以集團所佔樓面面積計算，預期會較下半年為多(分析如下)，然而，由於禮頓山將於短期內竣工，下半年度入賬的售樓利潤估計會遠較上半年為高，而全年度售樓利潤將會有滿意成績。

	住宅	商場	寫字樓 (百萬平方呎)	總計
上半年度				
出售樓宇	2.7	–	–	2.7
出租樓宇	–	–	–	–
合計	2.7	–	–	2.7
下半年度				
出售樓宇	1.8	–	*	1.8
出租樓宇	–	*	0.1	0.1
合計	1.8	*	0.1	1.9
全年總計	**4.5**	*****	**0.1**	**4.6**

*少於十萬平方呎

收租物業

儘管租務市場面對不少困難，本集團出租物業的整體租用率仍保持於約百分之九十四。回顧期間，連同共同控制公司所佔權益計算的租金總收入，達港幣二十九億八千八百萬元，較去年同期增加百分之三點一。

最近集團為旗下的豪宅物業創立新品牌Signature Homes，負責處理豪宅的租務，進一步加強在市場的領導地位及提升租值。Signature Homes提供方便的一站式租務服務，包括六星級酒店服務及集團所屬酒店的特級優惠，使旗下豪宅成為跨國公司高層行政人員入住的首選。

雖然市面消費疲弱，然而集團屬下商場大部份位於新市鎮，為區內居民提供日常需要，因此在續租方面抗跌能力較強。鑑於中、港兩地雙向人流量日增，集團位於鐵路沿線的商場將會受惠。集團將繼續定期檢討租戶組合、引入嶄新主題及增建設施，為遊人提供更優良服務，悉力提升租值。

國際金融中心第二期位於機鐵香港站上蓋，包括寫字樓、商場及酒店，預期於二零零四年底前分段落成。樓高八十八層的寫字樓大廈設有最先進的互動科技及設施，全面迎合現代企業的需要，預期於二零零三年第二季落成。兩幢分別擁有四百間客房及六百間長期租住客房的六星級酒店，將成為本港首間以四季酒店命名的物業。集團在這項目擁有百分之四十七點五權益。

機鐵九龍站發展計劃第五、六及七期座落於香港未來商業及文化區，當中的住宅及商用物業，結合了精湛設計與先進科技及設備。集團致力將這項目發展成為香港的新地標，地基工程經已展開，預期於二零零七年底前分段完成。連同第三期發展計劃在內，集團在整個九龍站項目中共持有二百萬平方呎住宅物業供銷售，並將於二零零三年下半年開始推售。

創紀之城位處九龍東心臟區，是本港主要商業據點之一，第三期寫字樓正在興建中，並將於二零零二年下半年展開租務活動。

近期市場對香港新建寫字樓的需求放緩，但相信這僅屬短暫現象。隨著中國加入世貿，內地經濟快速增長，預料本港經濟亦會好轉，加上未來兩年寫字樓的供應量有限，寫字樓市道預料可於中期復甦。香港作為國際金融、商業、貿易及旅遊中心，內地市場進一步開放，將為本港帶來更多商機，對租用優質住宅、寫字樓及零售物業的需求預料會相應增加。

本集團繼續提供卓越的客戶服務，以迎合租戶需要，務求成為租客的首選業主。長遠而言，集團相信屬下高質素及多元化的投資物業組合，將會持續有出色表現。同時，集團將維持理想的租戶組合，並於適當時機考慮出售部份非核心物業以增加回報。

資訊科技及電訊

新意網

新意網繼續積極採取措施，推動數據基建及輔強服務等核心業務。期內新意網進行了重大的業務整固計劃，並嚴格控制成本，營運表現因而獲得顯著改善。鑑於科技業仍持續困難，新意網採取穩健及極審慎的態度理財，在期內為科技基金及公司的直接投資作出一筆過的撥備。本集團相信新意網在完成整固後，以專注及穩健的業務策略，可望於短期內錄得利潤。藉著高效率管理及股東全力支持，新意網將在適當時機，憑著健康的財政狀況開拓投資新機遇。

數碼通

數碼通截至二零零一年十二月三十一日止的半年內，虧損較上年度同期大幅減少。用戶數目於二零零一年十二月三十一日增加至超過一百萬名。自二零零一年七月起，數碼通專注重整其流動電話核心業務及顧客服務，並嚴格控制成本，在整體營運上已見成效。數碼通於二零零一年八月正式推出通用分組無線通訊服務(GPRS)，並致力利用這科技為企業及廣大用戶提供嶄新服務。

儘管目前經濟狀況欠佳，流動電話通訊卻已成香港人生活上不可缺少的一部份。數碼通悉力提供卓越及具競爭力的服務，為客戶創造價值。憑著專注的業務策略與管理，以及港幣三十四億元的雄厚現金儲備和債務證券，數碼通將充份利用本身優勢去面對及克服新挑戰。本集團對數碼通的未來發展及前途充滿信心，並會繼續持有該公司的權益作長線投資。

運輸與基建

九龍巴士

九龍巴士控股有限公司(九巴)於二零零一年錄得收入增加及強勁的盈利增長，主要是由於其專利巴士業務的乘客量有滿意的增幅以及高營運效率。九巴將加入更多空調巴士及改善支援設備，並引進創新的資訊科技系統，以提升服務水準。位於荔枝角的車廠將於二零零二年第二季，遷往西九龍填海區新落成設備完善的車廠，而原來的車廠將會用作發展住宅物業，並預期於二零零五年完成。九巴竭誠為乘客提供有效、可靠及舒適的巴士服務，並貫徹保持環境健康的承諾。九巴屬下上市公司路訊通控股有限公司將持續為乘客提供增值資訊以加強在戶外媒體業的地位。

其他基建業務

威信集團繼續拓展停車場管理業務，目前管理泊車位超過七萬個。三號幹線(郊野公園段)於回顧期間車輛流量平穩。

屯門內河碼頭運作暢順，貨物處理量有所增加。機場空運中心表現良好，九號貨櫃碼頭的兩個泊位正在興建中，預期於二零零三至二零零四年間分期完成。

集團的基建項目均位於香港，長遠將為集團提供可靠的流動現金。

酒店業務

儘管市場環境欠佳，自去年美國發生不幸事故後氣氛尤其淡靜，但集團屬下三間酒店的表現依然令人滿意，在回顧期內平均入住率在百分之八十五至九十之間，較業內平均入住率為高。

放寬內地旅客來港配額將有助推動旅客到港。政府積極推展旅遊業，透過不同方式拓展香港成為區內旅遊中心，而興建迪士尼樂園和在不同地點設立旅遊新景點，會更吸引旅客到港。隨著中國加入世貿以及北京於二零零八年主辦世運會，來港商務旅客的數目預料會相繼增加。集團策略性地擴充酒店業務，在香港及九龍機鐵站上蓋發展六星級酒店，預期會在香港旅遊業的長遠發展中獲益不少。

國內業務

二零零一年是對祖國極具義意的一年。雖然全球經濟面對挑戰，中國仍錄得良好增長，並成功正式加入世貿。集團在內地的投資物業表現令人滿意，北京新東安市場及上海中環廣場寫字樓的出租率均達百分之九十六的高水平。祖國加入世貿將會愈加吸引香港及海外投資者，集團將利用這有利形勢，尋求於內地拓展業務的機會，並選擇性地在北京、上海、廣州及深圳投資。

集團財務

本集團持續採取高利息覆蓋率及低借貸比率的審慎理財政策，於二零零一年十二月三十一日，淨負債與股東權益比率為百分之十七。集團擁有龐大可動用的信貸額，以應付未來業務擴張，全部借貸均無抵押，而差不多全部借貸皆為港元，因此外匯風險極低。集團沒有參與任何衍生工具的投機活動，而除了一間聯營機構及部份合作發展公司的借貸外，集團並無資產負債表外債項，亦無或然負債。

為配合延長債項還款期的借貸策略，集團於二零零一年八月安排一項港幣七十五億元的循環銀團貸款，為期七年，用以償還短期債項及應付未來財務需要。集團會充份利用目前低息率的有利形勢，在適當時機以具競爭力的息率安排遠期融資。

企業管治

集團力求維持高水平的企業管治，確保公司決策向股東負責，以保障股東權益。集團清晰的股權架構，加上積極促進與投資界溝通的政策，將進一步提高透明度。集團將繼續採取措施加強企業管治。

客戶服務及環保

提供最優質的產品和服務是集團首要使命，為貫徹這目標，集團推出多項嶄新的交樓服務，由跨部門組成的專責小組向客戶提供一站式服務。

集團一向關注環保，在物業發展各環節包括設計、施工、選料及物業管理等，均著重保護環境。旗下的物業管理公司康業及啟勝，在所管理的屋苑推行大規模廢物回收活動，獲住戶及租戶大力支持。該兩管業公司致力提供最週全的客戶服務，並在多項物業管理比賽中獲獎。

新地會會員人數增至約十五萬名，該會致力促進與會員的雙向溝通，並因應需求，提供更全面與物業相關的服務和優惠。

展望

儘管全球經濟面臨挑戰，香港在薪酬及租金方面的成本效益已更具競爭力，過去的調整正為本港經濟回升作好準備。國內商機將隨著中國加入世貿而增加，中央政府的政策亦將繼續刺激內部需求。預料在美國經濟逐步好轉及低利率帶動下，香港經濟可望於本年稍後時間開始好轉。此外，政府積極鼓勵發展高增值經濟活動，尤其於金融、物流、旅遊及工商業支援服務等領域，應可推動香港中長期經濟良好發展。

本港經濟預期獲得改善、供樓能力創最高記錄、按揭息率達歷史新低位，以及樓宇每月供款低於租金，都是利好樓市的因素。近日房屋委員會決定削減資助房屋的入息上限，將增加私人房屋的需求。此外，減少興建及推售居屋，亦有助改善未來整體樓市。未來數月可供預售的樓花數目會保持平穩，並預料在二零零三年將會稍為減少。綜合這些因素，二零零二年的住宅市道將會好轉。

基於有利的人口因素、穩固的經濟基礎以及政府利好樓市的房屋政策，集團對香港地產市場的長遠前景充滿信心。目前經濟循環周期正是擴展業務的良機，集團藉著充裕的財務狀況及穩定的土地儲備策略，正處於開拓新機遇的有利形勢，而集團將隨著來臨的經濟復甦進一步壯大。

本集團竭誠提供超卓的產品及週全的客戶服務，以強化集團的品牌，並繼續悉力提高競爭力及鞏固市場領導地位。集團對員工培訓極為重視，確保員工配備專業技能，以迎接各類商業挑戰及競爭。這政策會有助進一步提高集團屬下樓宇的質素，包括設計、間隔、建築水平、會所設施及管理服務等，務求更能迎合客戶對理想居所的期望。

集團將繼續定期推出新盤公開發售，在未來九個月發售的主要樓盤包括將軍澳中心第二期、長沙灣昇悦居、將軍澳維景灣畔第三期、馬灣珀麗灣、半山寶珊道1號及屯門愛琴海岸。

預期於本年度內落成的住宅物業，現已售出約百分之八十五，而由於禮頓山將於短期內竣工，下半年度入賬的售樓收益預料會較上半年為高。如無不可預見的情況，本財政年度業績將會令人滿意。

本人藉此機會向董事局同寅英明領導及全體員工努力不懈，致以衷心感謝。

郭炳湘
主席兼行政總裁

香港，二零零二年三月十二日

綜合損益賬

截至二零零一年十二月三十一日止六個月（以港幣百萬元計）

	說明	（未經審核）截至十二月三十一日止六個月 二零零一年	二零零零年
營業額	2(a)	**9,522**	10,466
銷售成本		**(5,780)**	(4,738)
毛利		**3,742**	5,728
其他收入		**196**	208
銷售及推銷費用		**(202)**	(254)
行政費用		**(534)**	(558)
營業溢利	2(a)	**3,202**	5,124
財務支出		**(379)**	(946)
財務收入		**62**	271
淨財務支出	3	**(317)**	(675)
出售投資項目溢利		**23**	282
投資項目減值撥備	4	**(356)**	–
重組費用	4	**(117)**	–
所佔聯營公司溢利減虧損		**660**	488
所佔共同控制公司溢利減虧損		**425**	493
	2(b)	**1,085**	981
稅前溢利	5	**3,520**	5,712
稅項	6	**(444)**	(402)
除稅後溢利		**3,076**	5,310
少數股東權益		**101**	(9)
可撥歸股東溢利		**3,177**	5,301
建議派發中期股息		**1,321**	1,321

（以港幣為單位）

	說明	二零零一年	二零零零年
每股溢利	7	**$1.32**	$2.21
每股中期息		**$0.55**	$0.55

綜合資產負債表

於二零零一年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二零零一年 十二月三十一日	(重列) (經審核) 二零零一年 六月三十日
非流動資產			
固定資產	8	**94,852**	94,698
聯營公司		**5,810**	5,043
共同控制公司		**20,917**	20,029
投資項目	9	**3,280**	2,192
應收放款		**1,772**	1,522
待發展土地		**14,921**	17,324
		141,552	140,808
流動資產			
存貨		**26,783**	25,334
業務及其他應收賬項	10	**3,137**	3,340
有市價證券		**408**	399
銀行結存及存款		**6,406**	9,061
		36,734	38,134
流動負債			
銀行及其他借項		**(4,107)**	(4,997)
業務及其他應付賬項	11	**(9,848)**	(9,345)
已收取售樓訂金		**(6,912)**	(8,013)
稅項		**(2,591)**	(2,574)
		(23,458)	(24,929)
流動資產淨值		**13,276**	13,205
資產總額減流動負債		**154,828**	154,013
非流動負債			
銀行及其他借項		**(24,197)**	(23,995)
少數股東權益		**(1,507)**	(1,610)
資產淨值		**129,124**	128,408
資本及儲備			
股本	12	**1,201**	1,201
資本溢價及儲備金		**126,602**	124,806
建議派發中期股息		**1,321**	–
建議派發末期股息		**–**	2,401
股東權益		**129,124**	128,408

簡明綜合現金流量表

截至二零零一年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月 二零零一年	 二零零零年
來自經營業務之現金流入淨額	**3,917**	4,353
投資回報及財務收支現金流出淨額	**(2,785)**	(3,526)
支付稅項	**(304)**	(448)
投資活動現金流出淨額	**(2,815)**	(3,847)
融資前現金流出淨額	**(1,987)**	(3,468)
融資現金流入／(流出)淨額	**(637)**	2,044
現金及現金等值項目減少	**(2,624)**	(1,424)
期初結存之現金及現金等值項目	**9,008**	10,354
期末結存之現金及現金等值項目	**6,384**	8,930
期末現金及現金等值項目結餘分析		
銀行結存及存款	**6,406**	9,037
銀行透支	**(22)**	(107)
	6,384	8,930

綜合已確認損益表

截至二零零一年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核） 截至十二月三十一日止 六個月	
	二零零一年	二零零零年
海外公司財務報表換算之兌換差額	–	5
沒有在綜合損益賬內確認之淨收益	–	5
期內可撥歸股東溢利	**3,177**	5,301
出售投資物業之已變現盈餘轉往損益賬	**(60)**	(243)
已確認損益總額	**3,117**	5,063
綜合儲備淨值	–	23
	3,117	5,086

中期財務報表賬項說明

(以港幣百萬元計)

1. 編製基準

本簡明綜合中期財務報表所使用之會計政策，除了本集團根據下述新增及經修訂的會計實務準則外，與編製截至二零零一年六月三十日止年度之全年財務報表所用者相同。本集團之中期業績報告已採用由香港會計師公會所頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六有關資料披露所編製而成的。

根據會計實務準則第九條(經修訂)「結算日後之事項」於結算日後所建議或宣派之股息不會在結算日被確認為負債，但會分開列為在資產負債表上股東權益之一部份。這項會計政策的改變已被追溯地應用。故此，二零零一年七月一日的股東權益增加了港幣二十四億零一百萬元，為截至二零零一年六月三十日止年度的建議派發末期股息。

本集團已根據會計實務準則第二十六條「分部報告」的定義來披露分部收入和業績。根據本集團的內部財務報告，本集團已決定採納以業務分類作為主要分部資料報告形式。分部資料的比較數字已被重述以符合本中期報告的展示方式。

根據會計實務準則第三十條「企業合併」，由二零零一年七月一日起因收購附屬公司，聯營公司和共同控制公司所產生之商譽於資產負債表上將確認為資產，並於損益賬內以直線法按其預計可使用年期攤銷。由二零零一年七月一日起因收購所產生之負商譽將在資產內扣減，並根據引致負商譽產生的情況進行分析，因應其性質將之確認為收入。在出售附屬公司，聯營公司或共同控制公司時，過往並無於損益賬內攤銷的購入商譽應佔之數額，則會計算入出售時的盈虧內。

以往，商譽於產生之年度計入儲備內。根據會計實務準則第三十條的過渡條款，本集團選擇不將以往於儲備內撇除(計入)的商譽(負商譽)重述。然而，對於該些商譽的任何減值會根據新增的會計實務準則第三十一條「資產減值」確認於損益賬內。這項會計政策的改變對財務報表沒有重大影響。過往於儲備內撇除但仍未於損益賬內確認的商譽僅屬輕微。

本簡明綜合中期財務報表未經審核，但已由審核委員會作出審閱。

(以港幣百萬元計)

2. 分部資料

a) 營業額及營業溢利

集團按業務分類的營業額及未扣除財務支出前之營業溢利貢獻，分析如下：

	營業額 截至十二月三十一日止 六個月		財務支出前之 營業溢利 截至十二月三十一日止 六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
物業銷售	**4,924**	6,388	**878**	2,860
租金收益	**2,736**	2,651	**2,090**	2,003
酒店經營	**283**	307	**94**	108
其他業務	**1,579**	1,120	**192**	190
	9,522	10,466	**3,254**	5,161
其他收入			**196**	208
未分配的行政費用			**(248)**	(245)
營業溢利			**3,202**	5,124

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融業務、互聯網基建及輔強服務的收入及利潤。

香港以外業務的營業額及營業溢利貢獻並不顯著。

b) 所佔聯營公司及共同控制公司溢利減虧損

本集團所佔聯營公司及共同控制公司溢利減虧損，按業務分類的分析如下：

	截至十二月三十一日止 六個月	
	二零零一年	二零零零年
物業銷售	**632**	753
租金收益	**81**	106
運輸、電訊及其他	**372**	122
	1,085	981

3. 淨財務支出

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
利息支出		
銀行借款及透支	**414**	814
須於五年內全數償還之其他借項	**155**	339
須於五年後全數償還之其他借項	**33**	66
	602	1,219
減：撥作資本性支出之部份	**(223)**	(273)
	379	946
銀行存款之利息收入	**(62)**	(271)
	317	675

4. 投資項目減值撥備及重組費用

新意網集團有限公司在期內進行了業務重組，導致一筆港幣一億一千七百萬元的一次過費用，並作出港幣三億五千六百萬元的科技項目投資撥備。

5. 稅前溢利

本集團於期內的固定資產折舊為港幣一億三千萬元。(二零零零年：港幣一億二千五百萬元)。

6. 稅項

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
香港		
本集團	**321**	322
聯營公司	**53**	58
共同控制公司	**70**	22
	444	402

香港利得稅乃根據本年預算須課稅之溢利按16%(二零零零年：16%)計算。

7. 每股溢利

每股溢利是以可撥歸股東溢利港幣三十一億七千七百萬元(二零零零年：港幣五十三億零一百萬元)，按期內已發行股數二十四億零一百萬股(二零零零年：二十四億零一百萬股)計算。

由於截至二零零零年十二月三十一日及二零零一年十二月三十一日止六個月內尚餘的購股權在行使時，並沒有對每股溢利構成攤薄影響，故二零零零年及二零零一年中期報告並沒有展示攤薄後的每股溢利。

8. 固定資產

期內增加的固定資產總額為港幣四億八千二百萬元。出售的固定資產，其賬面淨值為港幣一億九千九百萬元。

9. 投資項目

	二零零一年 十二月三十一日	二零零一年 六月三十日
持有至到期之海外上市公司債務證券	**1,778**	532
持有至到期之非上市公司債務證券	**210**	61
香港上市公司股本證券	**511**	525
非上市公司股本證券	**688**	1,004
	3,187	2,122
應收投資公司往來款	**99**	98
應付投資公司往來款	**(6)**	(28)
	3,280	2,192
市值		
在海外上市	**1,816**	544
在香港上市	**503**	580
	2,319	1,124

10. 業務及其他應收賬項

買家需按照買賣合約條文而繳交售出物業之樓價。租戶需預繳出租物業的每月租金而其他應收貿易賬亦需按個別合約繳款條文而繳付其賬項。

包括在業務及其他應收賬項內的應收貿易賬為港幣十二億九千三百萬元(二零零一年六月三十日：港幣十三億七千三百萬元)，其賬齡為：少於六十天佔百分之六十九，六十一至九十天佔百分之六，而超過九十天為百分之二十五。(二零零一年六月三十日分別為百分之八十，百分之四及百分之十六)。

11. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬為港幣五億零四百萬元(二零零一年六月三十日：港幣四億五千八百萬元)，其賬齡為：少於六十天佔百分之五十七，六十一至九十天佔百分之八，而超過九十天為百分之三十五。(二零零一年六月三十日分別為百分之八十六，百分之一及百分之十三)。

12. 股本

本公司的股本於期內並沒有任何變動。

13. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易的撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二零零一年	二零零零年	**二零零一年**	二零零零年
利息收入	**37**	73	**84**	77
租金收入	**45**	31	**–**	2
提供服務之其他收入	**43**	28	**272**	518
貨物購置及服務	**–**	–	**310**	165

14. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下：

	二零零一年 十二月三十一日	二零零一年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	**1,673**	1,685
已批准但未簽約	**346**	363
(b) 本集團應佔合營項目之資本承擔：		
已簽約但未在賬目中備付	**2,728**	3,629
已批准但未簽約	**339**	156

(c) 各銀行及財務機構就本集團作出的擔保，給予聯營公司及共同控制公司的信貸額已分別提取約港幣七千六百萬元(二零零一年六月三十日：港幣十億四千六百萬元)及港幣四十八億五千萬元(二零零一年六月三十日：港幣六十六億五千二百萬元)。

(以港幣百萬元計)

15. 金融票據

以下是本集團於資產負債表當日未到期的利率掉期合約及貨幣掉期合約細節：

	名義本金	
	二零零一年十二月三十一日	二零零一年六月三十日
利率掉期合約		
– 少於一年	**675**	675
– 一至五年	**2,250**	1,700
– 多於五年	**800**	1,250
	3,725	3,625
貨幣掉期合約		
– 多於五年	**234**	234

參與掉期合約買賣的另一方均為信貸評級及商譽良好的國際性財務機構。集團並已建立財務政策和監控程序來評估及監察對方的信貸限額及風險。集團相信，與任何一方簽訂之合約均無重大風險，亦不預期任何一方會不履行合約。

16. 比較數字

由於採用會計實務準則第九條(經修訂)「結算日後之事項」及第二十六條「分部報告」，其詳情已於賬項說明第一項內說明。故此，部份比較數字已重新陳述。

財務檢討

財務來源及流動資本

於二零零一年十二月三十一日之股東權益為港幣一千二百九十一億二千四百萬元(二零零一年六月三十日:港幣一千二百八十四億零八百萬元)。於二零零一年十二月三十一日,本集團的淨債項為港幣二百一十八億九千八百萬元(二零零一年六月三十日:港幣一百九十九億三千一百萬元),其組成為借款港幣二百八十三億零四百萬元及銀行存款及結存港幣六十四億零六百萬元。淨債項的增加主要由於集團進一步提供資金給予兩間合營公司為兩項物業項目,即維景灣畔及寶翠園,用作償還銀行貸款之用。因此,合營公司整體的銀行貸款額已顯著減少了。除了本集團為聯營公司及共同控制公司的借款總額港幣四十九億二千六百萬元作出擔保外(二零零一年六月三十日:港幣七十六億九千八百萬元),本集團並無其他資產負債表外及或然負債。

本集團所有借款均無抵押,主要以中期至長期為基礎,其到期債項組合如下:

	二零零一年 十二月三十一日 百萬港幣	二零零一年 六月三十日 百萬港幣
償還期為:		
一年內	**4,107**	4,997
一年後及兩年內	**7,693**	6,680
兩年後及五年內	**6,912**	10,473
五年後	**9,592**	6,842
	28,304	28,992

於二零零一年十二月三十一日以淨債項及股東權益來計算的財務槓桿比率為百分之十七(二零零一年六月三十日:百分之十五點五)。營業溢利為未撥作資本性支出前的淨利息支出的五點九倍(二零零零年:五點四倍)。

本集團所有資金及庫務活動均集中在集團中央層面管理及監察。已在最近期出版的本集團年報內披露的有關庫務及財務政策資料,在期內並沒有轉變。

由於本集團的借款主要為港元借款,故不會因匯率波動而承擔重大的風險。本集團的借款主要以浮息計算。以歐元中期票據機制發行的定息票據已透過利率掉期合約轉為浮息計算。金融衍生工具的運用均受到嚴格監控並只用作管理利率及匯率之風險。於二零零一年十二月三十一日未到期的利率掉期合約及貨幣掉期合約總額分別為港幣三十七億二千五百萬元(二零零一年六月三十日:港幣三十六億二千五百萬元)及港幣二億三千四百萬元(二零零一年六月三十日:港幣二億三千四百萬元)。

僱員

本集團於二零零一年十二月三十一日之僱員數目約一萬八千人。本集團乃根據僱員之資歷及所屬行業之市場薪酬水平制訂僱員的薪酬福利。並設立獎勵計劃,如酌情花紅及其他優異表現獎金,按員工表現而發放,以示鼓勵。本集團亦為所有員工設有退休計劃、醫療福利、內部及外間培訓課程。

其他資料

董事之股本或債權證券權益

於二零零一年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條所存置之記錄冊所載，董事及行政總裁等於本公司之股本證券（定義見「披露權益條例」）權益如下：

1. 新鴻基地產發展有限公司股份

董事姓名	個人權益	家族權益	公司權益	其他權益	股份總數
郭炳湘	–	–	–	1,075,087,522*	1,075,087,522
李兆基	486,340	–	–	343,000	829,340
郭炳江	1,901,281	304,065	–	1,073,137,214*	1,075,342,560
郭炳聯	–	1,000	–	1,076,280,895*	1,076,281,895
關卓然	123,780	–	–	–	123,780
盧超駿	137,273	62,117	–	–	199,390
羅景雲	20,000	70,267	–	–	90,267
陳啓銘	41,186	–	–	–	41,186
陳鉅源	126,500	66,000	–	–	192,500
鄺　準	702,722	339,358	–	–	1,042,080
黃奕鑑	50,904	–	–	–	50,904
黃植榮	150,999	–	–	–	150,999

*附註：此等權益（按「披露權益條例」而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此新鴻基地產發展有限公司（「新鴻基地產」）股權中，1,053,103,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 新意網集團有限公司股份

董事姓名	個人權益	家族權益	公司權益	其他權益	股份總數
郭炳湘	–	–	–	1,070,000*	1,070,000
郭炳江	–	–	–	1,070,000*	1,070,000
郭炳聯	672,500	–	–	1,070,000*	1,742,500
馮國經	–	–	–	8,000	8,000
關卓然	884	–	–	–	884
盧超駿	2,771	–	–	–	2,771
陳啓銘	115,000	–	–	–	115,000
鄺　準	300,000	–	–	–	300,000
黃奕鑑	100,000	–	–	–	100,000
黃植榮	109,000	–	–	–	109,000

*附註：此等權益（按「披露權益條例」而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此新意網集團有限公司（「新意網」）股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

3. 相聯法團之股份

a) 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股本證券中，各自持有以下權益：

相聯法團	證券種類及數目	權益類別
暉卓有限公司	10普通股	個人
儲善有限公司	10普通股	個人
Splendid Kai Limited	2,500普通股	公司*
Hung Carom Company Limited	25普通股	公司*
Tinyau Company Limited	1普通股	公司*
舉捷有限公司	8普通股	公司*

*附註：該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，故依據「披露權益條例」彼等被視為擁有該等證券之權益。

b) 郭炳湘先生、郭炳聯先生及鍾士元爵士於九龍巴士控股有限公司之股本證券中各自持有61,522股普通股、393,350股普通股及18,821股普通股之個人權益。

c) 郭炳聯先生於數碼通電訊集團有限公司之股本證券中持有692,846股普通股之個人權益。

d) 李兆基博士於下列聯營公司之股本證券中持有以下公司權益：

聯營公司*	證券種類及數目
Mightypattern Limited	200股
星際發展有限公司	1股
Central Waterfront Property Holdings Limited	佔47.5%發行股份
Newfoundworld Holdings Limited	40,000股
施高發展有限公司	1股
毅博有限公司	2股
添富利物業有限公司	4,918股
數碼通電訊集團有限公司	179,500股

*附註：Mightypattern Limited及星際發展有限公司之股份由恒基兆業發展有限公司(「恒發」)實益擁有。

恒基兆業地產有限公司(「恒地」)和香港中華煤氣有限公司(「恒發」旗下附屬公司持有該公司超過三分之一已發行股本)分別擁有Central Waterfront Property Holdings Limited百分之三十二點五及百分之十五權益。

Newfoundworld Holdings Limited及施高發展有限公司之股份由恒地實益擁有。

毅博有限公司及添富利物業有限公司之股份由恒地擁有百分之五十權益之公司持有。

數碼通電訊集團有限公司之股份由香港中華煤氣有限公司旗下附屬公司實益擁有。

李兆基博士實益擁有Hopkins (Cayman) Limited所有已發行股份，而Hopkins (Cayman) Limited為一單位信託(「單位信託」)之受託人，單位信託實益擁有恒基兆業有限公司(「恒兆」)股本中所有已發行之普通股份。恒兆實為恒地之母公司，而恒地為恒發之母公司。

根據「披露權益條例」之條款及上述事項，李兆基博士被視為擁有上述權益。

4. 本公司及其相聯法團之購股權

董事及行政總裁等於本公司及其相聯法團之購股權權益已詳列於下文「購股權計劃」部份。

因本公司沒有發行債權證券，故除上文及於下文購股權項目所披露外，於二零零一年十二月三十一日，根據「披露權益條例」第29條存設之名冊所載，其他董事概無於本公司或其任何相聯法團中擁有任何股本或債權證券權益，而須知會本公司及聯交所。此外，於期內，除以上所披露之董事及行政總裁外，根據「披露權益條例」第16(1)條存設之名冊中，並無任何人士於本公司之股本證券中擁有任何權益。

購股權計劃

1. 新鴻基地產發展有限公司之購股權

根據本公司通過的購股權計劃「新鴻基地產購股權計劃」，本公司以每批購股權港幣1.00元之代價向本公司或其附屬公司之全職僱員（包括執行董事）授出購股權以認購本公司股份。「新鴻基地產購股權計劃」下，股份的認購價將為下列者之最高價(i)於授出日期本公司股份在聯交所當日報價表所列的收市價；(ii)緊接授出日期前連續五個營業日在聯交所授出列報本公司股份之平均收市價及(iii)本公司股份之面值。根據以上購股權計劃可授出購股權涉及之股份數目不得超過本公司不時之已發行股本百分之十。

自採納有關計劃以來，本公司已分別於二零零零年二月十五日及二零零一年七月十六日授出購股權二次。所有上述已授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權。此後該購股權將期滿失效。

董事及行政總裁於二零零一年十二月三十一日之新鴻基地產購股權數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價（港元）	於二零零一年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零一年十二月三十一日之結餘	
郭炳湘 *(主席兼行政總裁)*	16.7.2001	70.00	–	75,000	–	–		75,000
郭炳江	16.7.2001	70.00	–	75,000	–	–		75,000
郭炳聯	16.7.2001	70.00	–	75,000	–	–		75,000
羅景雲	16.7.2001	70.00	–	75,000	–	–		75,000
陳啓銘	16.7.2001	70.00	–	75,000	–	–		75,000
陳鉅源	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
鄺　準	16.7.2001	70.00	–	75,000	–	–		75,000
黃奕鑑	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
黃植榮	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000

除以上披露之有關董事及行政總裁購股權外，於二零零一年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的僱員的購股權情況，總列如下：

		購股權數目					
授出日期	行使價（港元）	於二零零一年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷／失效	於二零零一年十二月三十一日之結餘	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	–	1,446,000	–	–	1,446,000	1,806,000

除上述獲授新鴻基購股權人士外，本公司並無授出該購股權予其他人士，故無須根據香港聯合交易所有限公司之上市規則（「上市規則」）第17.07條作出披露。

根據「上市條例」第17.08條，於二零零一年十二月三十一日止六個月內授出之新鴻基地產購股權之價值，詳情如下：

授予購股權者	於二零零一年七月十六日授出之購股權數目	於二零零一年七月十六日之購股權價值（港元）	於二零零一年十二月三十一日之購股權價值（港元）
郭炳湘 *（主席兼行政總裁）*	75,000	1,931,739	1,549,393
郭炳江 *（董事）*	75,000	1,931,739	1,549,393
郭炳聯 *（董事）*	75,000	1,931,739	1,549,393
羅景雲 *（董事）*	75,000	1,931,739	1,549,393
陳啓銘 *（董事）*	75,000	1,931,739	1,549,393
陳鉅源 *（董事）*	75,000	1,931,739	1,549,393
鄺　準 *（董事）*	75,000	1,931,739	1,549,393
黃奕鑑 *（董事）*	75,000	1,931,739	1,549,393
黃植榮 *（董事）*	75,000	1,931,739	1,549,393
其他僱員	1,446,000	37,243,928	29,872,292
總數	**2,121,000**	**54,629,579**	**43,816,827**

本公司股份於新鴻基購股權授出日之前一日的收市價為港幣71.25元。

按照柏力克-舒爾斯期權價格模式*及採用以下之假設數據計算，新鴻基購股權於二零零一年七月十六日授出之購股權總值約為港幣54,629,579元。

1. 無風險利率　：5.54%，為二零零一年七月十六日交易的五年期外匯基金票據的大約孳息。

2. 預期波幅　：42.48%，為本公司股份自二零零零年七月十六日至二零零一年七月十五日的收市價的年波幅率。

3. 股息：

(i) 預期股息率　：2.24%，為本公司二零零一年預期股息率。

(ii) 預期股息增長率：每年 -7.1%，為本公司過去五年股息增長率。

4. 新鴻基購股權的預期有效年期為五年及採用以下之假設計算：

(i) 新鴻基購股權於有效期內的預期波幅與本公司股價於二零零零年七月十六日至二零零一年七月十五日期內之波幅並沒有實質的分別。

(ii) 新鴻基購股權於有效期內的預期股息增長率與本公司股息於過去五年的增長率並沒有實質的分別。

按照柏力克-舒爾斯期權價格模式*及採用以下之假設數據計算，新鴻基購股權於二零零一年十二月三十一日總值約為港幣43,816,827元。

1. 無風險利率　：5.26%，為二零零一年十二月三十一日交易的五年期外匯金票據的大約孳息。

2. 預期波幅　：44.19%，為本公司股份自二零零一年一月一日至一零零一年十二月三十一日的收市價的年波幅率。

3. 股息：

(i) 預期股息率　：2.54%，為本公司二零零一年預期股息率。

(ii) 預期股息增長率：每年 -7.1%，為本公司過去五年股息增長率。

4. 新鴻基購股權的預期有效年期為4.3年及採用以下之假設計算：

(i) 新鴻基購股權於有效期內的預期波幅與本公司股價於二零零一年一月一日至二零零一年十二月三十一日期內之波幅並沒有實質的分別。

(ii) 新鴻基購股權於有效期內的預期股息增長率與本公司股息於過去五年的增長率並沒有實質的分別。

所有在到期前沒收的新鴻基購股權均當作失效購股權處理，即是將有關購股權的數目不會重新納入新鴻基購股權計劃可予發行的股份數目內。

*附註：柏力克-舒爾斯期權價格模式(「該模式」)的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合約價值，「該模式」只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

2. 新意網集團有限公司之購股權

根據新意網集團有限公司之購股權計劃(「新意網購股權」),本公司之下列董事及行政總裁以象徵式代價已獲授新意網購股權以認購新意網之股份,詳情如下:

董事姓名	授出日期	行使價(港元)	購股權數目 於二零零一年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零一年十二月三十一日之結餘	
郭炳湘	28.3.2000	10.38	415,000	–	–	–	415,000	
(主席兼行政總裁)	7.4.2001	2.34	180,000	–	–	–	180,000	595,000
郭炳江	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	595,000
郭炳聯	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000	–	–	–	350,000	1,105,000
陳鉅源	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	690,000
黃奕鑑	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	540,000

行使價為每股港幣10.38元之購股權可根據下列條款行使:

i) 三分一之購股權可於二零零零年十二月三十一日起計三年內行使;
ii) 另外三分一之購股權可於二零零一年十二月三十一日起計三年內行使;
iii) 餘下三分一之購股權可於二零零二年十二月三十一日起計三年內行使;及
iv) 購股權之行使時限將於二零零五年十二月三十日止。

行使價為每股港幣2.34元之購股權可根據下列條款行使:

i) 三分一之購股權可於二零零二年三月二十日起計三年內行使;
ii) 另外三分一之購股權可於二零零三年三月二十日起計三年內行使;
iii) 餘下三分一之購股權可於二零零四年三月二十日起計三年內行使;及
iv) 購股權之行使時限將於二零零七年三月十九日止。

除以上披露之有關董事及行政總裁購股權外,於二零零一年十二月三十一日止六個月內,按《僱傭條例》所指的「連續合約」工作的本公司僱員的購股權情況,總列如下:

授出日期	行使價(港元)	購股權數目 於二零零一年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零一年十二月三十一日之結餘	
28.3.2000	10.380	2,580,000	–	–	–	2,580,000	
30.11.2000	3.885	937,500	–	–	250,000	687,500	
7.4.2001	2.340	1,305,000	–	–	–	1,305,000	4,572,500

除上述獲授新意網購股權人士外,新意網並無授出該購股權予其他人士,故無須根據「上市規則」第17.07條作出披露。

3. 附屬公司的購股權計劃

除本公司及新意網之購股權計劃，本集團另採納兩間附屬公司之購股權計劃，分別為互聯優勢有限公司及新意網點點紅有限公司。此等公司之董事會可向其全職僱員及執行董事授出可認購其股份之購股權，股份數目不得超逾其不時之已發行股本之百分之十。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。

主要股東

於二零零一年十二月三十一日，除以上披露之董事或行政總裁外，根據「披露權益條例」第16(1)條規定置存之主要股東名冊，已記錄下列公司所持有本公司已發行股份百分之十或以上之股本證券權益：

名稱	股份數目
HSBC Holdings plc	1,123,601,108
HSBC Finance (Netherlands)	1,123,031,659
HSBC Holdings B.V.	1,123,031,659
HSBC Investment Bank Holdings B.V.	1,081,551,594
HSBC International Trustee Limited*	1,080,582,744

*附註：HSBC International Trustee Limited持有權益之股份屬 HSBC Investment Bank Holdings B.V. 擁有權益之股份之組成部份；HSBC Investment Bank Holdings B.V.擁有權益之股份屬 HSBC Holdings B.V. 所持有權益之股份之組成部份；HSBC Holdings B.V. 擁有權益之股份即 HSBC Finance (Netherlands) 擁有權益之股份，而 HSBC Finance (Netherlands) 擁有權益之股份為 HSBC Holdings plc 擁有權益股份之組成部份。

上述 HSBC International Trustee Limited 持有新鴻基地產股份的權益,其中1,053,103,347股為前文「董事之股本或債權證券權益」內第一點附註所提及之股份數目。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二零零二年四月八日分派每股現金中期股息港幣五角五仙(二零零零年：每股港幣五角五仙)給予在二零零二年四月八日已登記在股東名冊上的股東。

本公司將於二零零二年三月二十八日至四月八日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二零零二年三月二十七日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

審核委員會

根據「上市規則」規定而成立之審核委員會曾於二零零一年九月及二零零二年三月舉行會議。其成員包括主席關卓然先生、鍾士元爵士及盧超駿先生。

該審核委員會於上述之會議中，對於本公司之財政滙報及內部運作監控作出審查及監察，並提出改進建議。

最佳應用守則

並無任何董事知悉足以合理地指出本公司在中期報告所包括會計期間的任何時間概無或曾無遵守「上市規則」之附錄十四規定。

承董事局命
黎浩佳
公司秘書

香港，二零零二年三月十二日





跑馬地禮頓山
The Leighton Hill, Happy Valley



長沙灣昇悅居
Liberté, Cheung Sha Wan



元朗朗庭園
Villa by the Park, Yuen Long





馬灣珀麗灣
Park Island, Ma Wan





屯門愛琴海岸
Aegean Coast, Tuen Mun



沙田欣廷軒
Prima Villa, Shatin



本集團致力發展優質物業及提供週全客戶服務，以強化品牌及提高競爭能力。回顧期內售出物業包括元朗朗庭園、將軍澳清水灣半島第二期及將軍澳中心第一期等。即將推售的主要樓盤有長沙灣昇悅居、馬灣珀麗灣及屯門愛琴海岸。被譽為豪宅新指標的跑馬地禮頓山，將於短期內入伙。

此外，位於機鐵香港站上蓋的國際金融中心及機鐵九龍站發展計劃第五、六及七期項目，工程順利，落成後將為香港甲級寫字樓開創更高質素的領域。

The Group is dedicated to creating premium properties and offering the finest customer service, in order to strengthen its brand and raise competitiveness. Projects sold during the period under review include Villa by the Park in Yuen Long and Oscar by the Sea Phase 2 and Park Central Phase 1 in Tseung Kwan O. Major projects expected to go on the market in the near future include Liberté in Cheung Sha Wan, Park Island on Ma Wan and Aegean Coast in Tuen Mun. The Leighton Hill in Happy Valley will be completed shortly, setting the benchmark for luxury property.

Construction of International Finance Centre above the Airport Railway Hong Kong Station and the Airport Railway Kowloon Station Development Packages 5, 6 and 7 is progressing smoothly. The projects will take the quality of Grade-A offices to a new level when complete.

CORPORATE INFORMATION

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive

#Lee Shau-kee
Vice Chairman

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

*Chung Sze-yuen

*Woo Po-shing

*Fung Kwok-king, Victor

*Kwan Cheuk-yin, William

#Lo Chiu-chun, Clement

#Law King-wan

Chan Kai-ming

Chan Kui-yuen, Thomas

Kwong Chun

Wong Yick-kam, Michael

Wong Chik-wing, Mike

#Non-Executive Director
*Independent Non-Executive Director

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre
30 Harbour Road, Wanchai
Hong Kong
Telephone: (852) 2827 8111
Facsimile: (852) 2827 2862
Web site: www.shkp.com.hk
E-mail: shkp@shkp.com.hk

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Central Registration Hong Kong Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited

The Hongkong & Shanghai Banking Corporation Limited

Hang Seng Bank Limited

Sumitomo Mitsui Banking Corporation

The Bank of Tokyo-Mitsubishi, Ltd

Industrial and Commercial Bank of China

Standard Chartered Bank

UFJ Bank Limited

Mizuho Financial Group

BNP Paribas

SOLICITORS

Woo, Kwan, Lee & Lo

Johnson Stokes & Master

Winston Chu & Company

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2001 was HK$3,177 million, compared with HK$5,301 million for the same period last year. Earnings per share were HK$1.32, compared with HK$2.21 for the corresponding period last year.

DIVIDEND

The Directors have declared an interim dividend of HK$0.55 per share, the same as for the corresponding period last year. The dividend will be payable on 8th April 2002, to shareholders whose names appear on the Register of Members of the Company on 8th April 2002.

BUSINESS REVIEW

Property Sales

During the six months ended 31st December 2001, total property sales generated by the Group, both as principal and agent, were HK$7,563 million. The comparable figure for last year was HK$13,769 million, which included the sale of The Leighton Hill. Major projects sold during the period under review were Villa by the Park in Yuen Long and the Group's attributable interests in Park Central Phase 1, Oscar by the Sea Phase 2 and Ocean Shores Phase 2, all in Tseung Kwan O, along with The Belcher's Phase 2 in western Mid-Levels.

During the first half of the 2001/02 financial year, the Group completed the following five projects with an attributable gross floor area of 2.7 million square feet:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Oscar by the Sea Phase 2	8 Pung Loi Road, Tseung Kwan O	Residential	Joint venture	1,004,000
Ocean Shores Phase 2	88 O King Road, Tseung Kwan O	Residential	49	574,000
Prima Villa	8 Chui Yan Street, Shatin	Residential	100	511,000
The Belcher's Phase 2	89 Pok Fu Lam Road, western Mid-Levels	Residential	29	386,000
Les Saisons	28 Tai On Street, Shaukeiwan	Residential	30	222,000
Total				**2,697,000**

More than 85 per cent of the residential units completed during the first half of the current financial year has been sold.

Land Bank

Since the last financial year, the Group added one residential site to its land bank with a gross floor area of about half a million square feet, through land use conversion:

Project	Site Area (square feet)	Group's Interest (%)	Usage	Attributable Gross Floor Area (square feet)
Tin Ping Shan, Sheung Shui	173,000	100	Residential	537,000

The Group currently owns a 52 million square-foot land bank in Hong Kong, comprising 19.3 million square feet of completed investment properties and 32.7 million square feet of properties under development. In addition, the Group also owns over 21 million square feet of agricultural land in terms of site area. The majority of these sites are located along existing or planned railway lines, and are being converted into other uses, mainly for residential development.

Property Development

Hong Kong faced challenging economic conditions in the wake of the global economic downturn, particularly after the events of September 11 in the US. At the same time, the local job market has been adversely affected. Nevertheless, since last October the residential market has shown improvements in transaction volume compared to the pre-attack level. Prices have also been relatively stable in recent months. The key drivers in the market are end-users; mainly first-time buyers.

Homebuyers' confidence has improved as a result of the Government's more pro-market housing policy. While more subsidised housing loans were introduced, the sale of HOS units was suspended until June 2002. In addition, mortgage financing is very favourable to homebuyers, with the mortgage interest rate at a historic low of 2.625 per cent, and affordability is at its strongest level ever. Monthly mortgage instalments are lower than lease payments, so it is more attractive for people to buy than rent. Together, these factors have underpinned the demand for private residential property.

The Group continues to expand its property development business in Hong Kong with the aim of building more residential floor area for sale over time. It will continue to develop premium-quality, large-scale projects with comprehensive facilities, providing a wide selection of unit sizes with a focus on small-to-medium flats. The Group will also work to convert agricultural land to residential and other uses. Taking advantage of market conditions, in November 2001 the Group reached an agreement on land premiums of HK$2.1 billion for seven development sites.

The Group continues to use various means to enhance development returns. More effort has been devoted to branding, which has helped to improve the marketability and pricing of projects, and on controlling construction costs without compromising on quality.

Although the completion of residential properties by attributable gross floor area in the first half of the current financial year is expected to be higher than in the second half (listed overleaf), the coming recognition of profit from The Leighton Hill, which will be completed shortly, should mean the profit from property sales in the second half will be significantly higher than that for the period under review. As a result, property development profit for the full year will show satisfactory performance.

	Residential	Shopping Centre	Office	Total
		(million square feet)		
First Half Year				
For Sale	2.7	–	–	2.7
For Investment	–	–	–	–
Sub-Total	2.7	–	–	2.7
Second Half Year				
For Sale	1.8	–	*	1.8
For Investment	–	*	0.1	0.1
Sub-Total	1.8	*	0.1	1.9
Full Year Total	**4.5**	*****	**0.1**	**4.6**

* less than 100,000 square feet

Property Investment

Notwithstanding difficult conditions in the leasing market, occupancy of the Group's rental portfolio is about 94 per cent. During the period under review, gross rental income, including the Group's share from jointly-controlled entities, increased by 3.1 per cent over the corresponding period last year to HK$2,988 million.

The Group recently created the new 'Signature Homes' brand to handle leasing of all its luxury residential developments, in order to strengthen its market-leading position further and improve rental values. Signature Homes offers one-stop leasing convenience, with six-star service and special privileges from the Group's hotels. This makes its luxury residential portfolio the first choice for accommodation among senior executives of multinationals.

Despite sluggish consumer spending, lease renewals in the Group's retail properties are comparatively resilient, as the majority of the tenants are in new towns supplying daily necessities to nearby residents. The increasing two-way traffic between the Mainland and Hong Kong will continue to benefit those of the Group's shopping centres located along the railway network. The Group will continue to enhance the rental value of its shopping centres through constant reviews of tenant mixes, the introduction of new themes and facilities and providing better service to shoppers.

Two International Finance Centre, located right above the Airport Railway Hong Kong Station, comprises office, shopping centre and hotel developments that are scheduled for completion in phases by the end of 2004. The 88-storey office building, incorporating interactive technology and facilities to meet the needs of modern business, will be completed in the second quarter of 2003. The six-star hotel complex, with a 400-room tower and a 600-room tower for long-staying guests, will be the first Four Seasons-branded hotel in Hong Kong. The Group owns a 47.5 per cent interest in the project.

Kowloon Station Development Packages 5, 6 and 7 are situated in the future commercial and cultural hub of Hong Kong. The development consists of residential and commercial complexes incorporating the finest design and the latest technology and facilities. The Group is committed to making the project a new landmark for the

territory. Foundation work has begun, and the whole project is scheduled for completion in phases by the end of 2007. Together with Package 3, the Group will have two million square feet of residential properties for sale in the Kowloon Station Development. Pre-sale of the residential units will begin in the second half of 2003.

Strategically located at the centre of Kowloon East, Millennium City is one of the major commercial hubs in Hong Kong. The construction of Phase 3 office space is under way and pre-leasing will commence in the second half of 2002.

The recent slowdown in demand for new office space in Hong Kong is expected to be short term. With China's entry to the WTO, rapid growth on the Mainland and an anticipated improvement in the local economy, coupled with the relatively limited supply of new offices in the next two years, the office market is well positioned for a recovery over the medium term. With Hong Kong being an international centre for finance, commerce, trade and tourism, and more business opportunities arising from the further opening-up of Mainland markets, the leasing demand for high-quality residential, office and retail properties is expected to rise over time.

The Group continues to offer superior customer service to meet tenants' needs, pursuing its goal of becoming their landlord of first choice. The Group is confident that its premium, widely-diversified rental portfolio will continue to perform well over the long term. To enhance returns, the Group will optimise the tenant mix in its portfolio and consider disposing of some non-core properties if appropriate.

Information Technology and Telecommunications

SUNeVision

SUNeVision continued to take positive steps to facilitate growth in its core businesses of data infrastructure and enabling services. With a major restructuring programme and rigorous cost-cutting measures implemented during the period, SUNeVision recorded a significant improvement in operating results. Recognising the difficulties in the technology sector, the company took a highly-conservative and prudent approach, and made a one-off provision on its direct investments in technology funds and companies during the period under review. Since the restructuring, the Group is confident that SUNeVision is well placed with its focused and sound business strategy to attain profitability in the near future. With its strong management team and the full commitment of shareholders, the company will capitalise on its healthy financial position to exploit new investment opportunities at the appropriate time.

SmarTone

SmarTone's losses for the half year ended 31st December 2001 were substantially reduced compared to the same period last year. Subscriber numbers increased to over one million as of 31st December 2001. The realignment of SmarTone's business to focus on its core mobile operations and customer satisfaction, along with the stringent cost controls put in place in July last year, have had a positive impact on overall performance. The company's GPRS service was launched commercially in August 2001, and SmarTone is dedicated to developing new services for corporate and mass customers that will ride on this new technology.

Despite the current economic situation, mobile communications have become an indispensable part of Hong Kong people's lives. SmarTone pledges to deliver compelling and competitive services that create value for its customers. With a focused business strategy and management, and strong reserves of HK$3.4 billion in cash and debt securities, SmarTone is well positioned to face and overcome new challenges. The Group is confident in SmarTone's future growth prospects, and is committed to holding the company as long-term investment.

Transportation and Infrastructure

Kowloon Motor Bus

The Kowloon Motor Bus Holdings Limited (KMB) recorded an increase in revenue and strong earnings growth in 2001. The result was mainly due to a satisfactory increase in patronage of its franchised public bus operation and greater operational efficiency. KMB will continue to raise service standards by introducing more air-conditioned buses and improved support facilities, as well as through the deployment of innovative IT systems. The relocation of KMB's bus depot from Lai Chi Kok to the newly-completed facility on the West Kowloon reclamation will take place in the second quarter of 2002 and the redevelopment of the former site into a residential complex is scheduled for completion by 2005. KMB is continuously striving to provide passengers with efficient, reliable and comfortable bus services, and is committed to its responsibility for maintaining a healthy environment. RoadShow Holdings Limited, a listed subsidiary of KMB, will continue to strengthen its position in the outdoor media industry by providing passengers with enhanced information.

Other Infrastructure Business

The Wilson Group continued the expansion of its car park management business, which now covers over 70,000 parking bays. Route 3 (Country Park Section) recorded steady performance in traffic volume during the period under review.

The River Trade Terminal in Tuen Mun has been operating smoothly, with an improvement in cargo volume. The Airport Freight Forwarding Centre is also doing well. Construction of two berths at Container Terminal 9 is under way, with completion scheduled in phases during 2003 and 2004.

The Group's infrastructure projects are all in Hong Kong and will provide consistent returns over the long term.

Hotels

The performance of the Group's three hotels was satisfactory, despite lacklustre market conditions, in particular after the tragedy in the United States last year. During the period under review, the hotels achieved occupancy rates ranging from 85 per cent to 90 per cent, above the industry average.

The relaxation of quotas for visitors from the Mainland to Hong Kong will provide a new stimulus to tourist arrivals. The Government has actively promoted Hong Kong as a regional tourism hub by a variety of means. In addition to the construction of Disneyland, new tourist attractions in various locations are being developed, and these should add to the attractions for incoming visitors. The number of business travellers to Hong Kong is expected to increase over time with China's accession to the WTO and the 2008 Olympic Games in Beijing. The strategic expansion of the Group's hotel portfolio, with the development of six-star hotels in both the Hong Kong and Kowloon Airport Railway stations, will benefit from the long-term growth expected in Hong Kong's tourism industry.

Mainland Business

2001 was a remarkable year for the Mainland. Despite a challenging global economy, China achieved good economic growth and successfully joined the WTO. The performance of the Group's investment properties on the Mainland has been satisfactory. Occupancy of both Sun Dong An Plaza in Beijing and the office space in Shanghai Central Plaza remains high at 96 per cent. China's accession to the WTO will make it increasingly more

attractive to Hong Kong and foreign investors. Capitalising on this favourable environment, the Group is seeking opportunities for business expansion on the Mainland, selectively investing in Beijing, Shanghai, Guangzhou and Shenzhen.

Corporate Finance

The Group continues to adhere to its prudent financial management policy, with high interest coverage and low gearing. As at 31st December 2001, its net debt to shareholders' funds ratio was 17 per cent, and it has ample undrawn facilities on a committed basis for future business expansion. All the Group's credit facilities are unsecured. Its exposure to foreign currency risk is negligible, given that nearly all of its borrowings are denominated in Hong Kong dollars. The Group has not taken any speculative positions in derivatives, and it has no off-balance sheet or contingent liabilities other than borrowings of an associate and joint venture companies.

In line with its policy of lengthening its debt maturity profile, the Group arranged a seven-year, HK$7.5 billion revolving credit and term loan facility in August 2001. The new facility was used to refinance short-term debt and to meet future financing requirements. The Group will take advantage of the current low interest rates to lock in long-term financing at competitive rates, as and when appropriate.

Corporate Governance

The Group aims to maintain high standards of corporate governance. This contributes to shareholder value by ensuring that corporate decisions are made in a manner that is accountable to shareholders. Its clear corporate ownership and structure, together with the proactive policy of promoting investor communication, will further enhance transparency. The Group will continue to take further steps to enhance corporate governance.

Customer Service and Environmental Protection

Offering the finest products and customer service remains a top priority. In line with this, the Group launched a number of new property handover initiatives, and through its cross-departmental Property Liaison Team, introduced a one-stop service for new homebuyers.

The Group has always been committed to protecting the environment at every stage of the development process, from design, construction and choice of materials, to property management. Hong Yip and Kai Shing, members of the Group involved in property management, have initiated large-scale waste recycling programmes in the properties they manage, which are fully supported by residents and tenants. The two companies strive to offer the best all-round customer care, and both have won awards in several leading management service competitions.

Membership in the SHKP Club has grown to about 150,000. The Club is committed to promoting two-way communication and offering comprehensive property-related services and privileges that meet members' needs.

PROSPECTS

Although the global economic environment remains challenging, Hong Kong has become more cost competitive in terms of wages and rents, and past adjustments have put it in a good position to ride the next cyclical upswing. Business opportunities on the Mainland will continue to abound with entry to the WTO, and Central Government initiatives will keep stimulating domestic demand. With the anticipated gradual recovery of the US economy and low interest rate environment, Hong Kong is likely to show an economic improvement later this

year. In addition, the Hong Kong Government is actively promoting high value-added economic activities, particularly in the areas of financial services, logistics, tourism and business services. This should add impetus to the local economy over the medium to long term.

This anticipated economic improvement, the strongest level of affordability on record, historically low mortgage interest rates and monthly mortgage payments falling below monthly rents are positive factors for the housing market. The Housing Authority's recent decision to reduce the income ceiling for subsidised housing should also increase the demand for private housing. In addition, decreased production and sales of HOS housing will help to improve the overall residential market in future. The number of new units offered for pre-sale is likely to remain relatively steady for the next few months and is expected to slow down modestly in 2003. All these factors suggest a better outlook for the residential market in 2002.

The Group is confident in the long-term prospects for the Hong Kong property market in light of favourable demographics, solid economic fundamentals and a more pro-market Government housing policy. The current point in the economic cycle offers good potential for business expansion. With a strong financial position and consistent land bank policy, the Group is in an advantageous position to seize opportunities for growth and become stronger with the coming economic recovery.

The Group is committed to strengthening its premium brand by providing superior-quality products and tailor-made customer service. It will continue to excel, enhancing its competitiveness and leading position. The Group will also emphasise training to equip staff with the skills to deal with business challenges and competition. Together, all this will further strengthen the quality of properties in terms of design, layout, finishes, clubhouse facilities and management service, to meet customers' aspirations for an ideal home.

The Group will continue to launch residential projects for pre-sale according to schedule. Major projects to go on the market in the next nine months include Park Central Phase 2 in Tseung Kwan O, Liberté in Cheung Sha Wan, Ocean Shores Phase 3 in Tseung Kwan O, Park Island on Ma Wan, 1 Po Shan Road in Mid-Levels and Aegean Coast in Tuen Mun.

Approximately 85 per cent of the residential units scheduled for completion in the current financial year has been pre-sold. With completion of The Leighton Hill expected shortly, the contribution from property sales in the second half of the current financial year will be higher than that in the period under review. Barring unforeseen circumstances, the Group's results for the current financial year will be satisfactory.

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 12th March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31st December 2001 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31st December 2001	2000
Turnover	2(a)	**9,522**	10,466
Cost of sales		**(5,780)**	(4,738)
Gross profit		**3,742**	5,728
Other revenue		**196**	208
Selling and marketing expenses		**(202)**	(254)
Administrative expenses		**(534)**	(558)
Profit from operations	2(a)	**3,202**	5,124
Finance cost		**(379)**	(946)
Finance income		**62**	271
Net finance cost	3	**(317)**	(675)
Profit on disposal of investments		**23**	282
Provision for impairment of investments	4	**(356)**	–
Restructuring costs	4	**(117)**	–
Share of profits less losses of associates		**660**	488
Share of profits less losses of jointly controlled entities		**425**	493
	2(b)	**1,085**	981
Profit before taxation	5	**3,520**	5,712
Taxation	6	**(444)**	(402)
Profit after taxation		**3,076**	5,310
Minority interests		**101**	(9)
Profit attributable to shareholders		**3,177**	5,301
Proposed interim dividend		**1,321**	1,321

(Expressed in Hong Kong dollars)

	Note	2001	2000
Earnings per share	7	**$1.32**	$2.21
Dividend per share		**$0.55**	$0.55

CONSOLIDATED BALANCE SHEET

As at 31st December 2001 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31st December 2001	(Restated) (Audited) 30th June 2001
Non-current assets			
Fixed assets	8	**94,852**	94,698
Associates		**5,810**	5,043
Jointly controlled entities		**20,917**	20,029
Investments	9	**3,280**	2,192
Loans receivable		**1,772**	1,522
Land pending development		**14,921**	17,324
		141,552	140,808
Current assets			
Stocks		**26,783**	25,334
Trade and other receivables	10	**3,137**	3,340
Marketable securities		**408**	399
Bank balances and deposits		**6,406**	9,061
		36,734	38,134
Current liabilities			
Bank and other borrowings		**(4,107)**	(4,997)
Trade and other payables	11	**(9,848)**	(9,345)
Deposits received on sale of properties		**(6,912)**	(8,013)
Taxation		**(2,591)**	(2,574)
		(23,458)	(24,929)
Net current assets		**13,276**	13,205
Total assets less current liabilities		**154,828**	154,013
Non-current liabilities			
Bank and other borrowings		**(24,197)**	(23,995)
Minority interests		**(1,507)**	(1,610)
NET ASSETS		**129,124**	128,408
CAPITAL AND RESERVES			
Share capital	12	**1,201**	1,201
Share premium and reserves		**126,602**	124,806
Proposed interim dividend		**1,321**	–
Proposed final dividend		**–**	2,401
SHAREHOLDERS' FUNDS		**129,124**	128,408

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December 2001 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December	
	2001	2000
Net cash inflow from operating activities	**3,917**	4,353
Net cash outflow from returns on investments and servicing of finance	**(2,785)**	(3,526)
Tax paid	**(304)**	(448)
Net cash outflow from investing activities	**(2,815)**	(3,847)
Net cash outflow before financing	**(1,987)**	(3,468)
Net cash inflow/(outflow) from financing	**(637)**	2,044
Decrease in cash and cash equivalents	**(2,624)**	(1,424)
Cash and cash equivalents at beginning of period	**9,008**	10,354
Cash and cash equivalents at end of period	**6,384**	8,930
Analysis of the balances of cash and cash equivalents at end of period		
Bank balances and deposits	**6,406**	9,037
Bank overdrafts	**(22)**	(107)
	6,384	8,930

Consolidated Statement of Recognised Gains and Losses

For the six months ended 31st December 2001 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31st December	
	2001	2000
Exchange differences on translation of the financial statements of foreign entities	–	5
Net gains not recognised in the consolidated profit and loss account	**–**	5
Profit attributable to shareholders for the period	**3,177**	5,301
Realised surplus on disposal of investment properties transferred to profit and loss account	**(60)**	(243)
Total recognised gains and losses	**3,117**	5,063
Net reserves arising on consolidation	–	23
	3,117	5,086

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2001, except the Group has adopted the following accounting policies in accordance with a number of new and revised SSAPs.

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet. This change in accounting policy has been applied retrospectively, resulting in an increase of HK$2,401 million in shareholders' funds as at 1st July 2001, representing the proposed final dividend for the year ended 30th June 2001.

The Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format. Comparative figures of segment disclosures have been changed to conform with the current period's presentation.

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July 2001 is recognised as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisitions after 1st July 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was taken to reserves in the year it arose. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, any impairment arising on such goodwill is recognised in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements. Goodwill previously charged to reserves and not yet recognised in the profit and loss account is insignificant.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

(a) Turnover and profit from operations

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover Six months ended 31st December		Profit from Operations before Finance Cost Six months ended 31st December	
	2001	2000	**2001**	2000
Property sales	**4,924**	6,388	**878**	2,860
Rental income	**2,736**	2,651	**2,090**	2,003
Hotel operation	**283**	307	**94**	108
Other business activities	**1,579**	1,120	**192**	190
	9,522	10,466	**3,254**	5,161
Other revenue			**196**	208
Unallocated administrative expenses			**(248)**	(245)
Profit from operations			**3,202**	5,124

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Turnover and contribution to profit from operations outside Hong Kong are insignificant.

(b) Share of profits less losses of associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments are analysed as follows:

	Six months ended 31st December	
	2001	2000
Property sales	**632**	753
Rental income	**81**	106
Transportation, telecommunication and others	**372**	122
	1,085	981

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COST

	Six months ended 31st December	
	2001	2000
Interest expenses on		
Bank loans and overdrafts	**414**	814
Other loans wholly repayable within 5 years	**155**	339
Other loans wholly repayable after 5 years	**33**	66
	602	1,219
Less : Portion capitalised	**(223)**	(273)
	379	946
Interest income on bank deposits	**(62)**	(271)
	317	675

4. PROVISION FOR IMPAIRMENT OF INVESTMENTS AND RESTRUCTURING COSTS

During the period, SUNeVision Holdings Limited carried out a restructuring programme of its business, incurring one-off costs amounting to HK$117 million and also made a HK$356 million provision for technology investments.

5. PROFIT BEFORE TAXATION

During the period, depreciation charged in respect of the Group's fixed assets amounted to HK$130 million (2000: HK$125 million).

6. TAXATION

	Six months ended 31st December	
	2001	2000
Hong Kong		
Group	**321**	322
Associates	**53**	58
Jointly controlled entities	**70**	22
	444	402

Hong Kong profits tax is provided at the rate of 16 per cent (2000: 16 per cent) based on the estimated assessable profits for the period.

(Expressed in millions of Hong Kong dollars)

7. EARNINGS PER SHARE

The calculation of earnings per share is based on HK$3,177 million (2000: HK$5,301 million) being profit attributable to shareholders and on 2,401 million shares (2000: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2001 and 2000 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$482 million and net book value of fixed assets disposed amounted to HK$199 million.

9. INVESTMENTS

	31st December 2001	30th June 2001
Listed held-to-maturity debt securities, overseas	**1,778**	532
Unlisted held-to-maturity debt securities	**210**	61
Listed equity securities, Hong Kong	**511**	525
Unlisted equity securities	**688**	1,004
	3,187	2,122
Amounts due from investee companies	**99**	98
Amounts due to investee companies	**(6)**	(28)
	3,280	2,192
Market value		
Listed overseas	**1,816**	544
Listed in Hong Kong	**503**	580
	2,319	1,124

10. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$1,293 million (30th June 2001: HK$1,373 million), of which 69 per cent aged less than 60 days, 6 per cent between 61 to 90 days and 25 per cent more than 90 days (30th June 2001: 80 per cent, 4 per cent and 16 per cent respectively).

(Expressed in millions of Hong Kong dollars)

11. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$504 million (30th June 2001: HK$458 million), of which 57 per cent aged less than 60 days, 8 per cent between 61 to 90 days and 35 per cent more than 90 days (30th June 2001: 86 per cent, 1 per cent and 13 per cent respectively).

12. SHARE CAPITAL

There were no movements in the share capital of the Company during the period under review.

13. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31st December		Jointly Controlled Entities Six months ended 31st December	
	2001	2000	**2001**	2000
Interest income	**37**	73	**84**	77
Rental income	**45**	31	**–**	2
Other revenue from services rendered	**43**	28	**272**	518
Purchase of goods and services	**–**	–	**310**	165

14. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	31st December 2001	30th June 2001
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	**1,673**	1,685
Authorised but not contracted for	**346**	363
(b) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	**2,728**	3,629
Authorised but not contracted for	**339**	156

(c) Guarantees given to banks and financial institutions in respect of facilities drawn by an associate and jointly controlled entities amounted to approximately HK$76 million (30th June 2001: HK$1,046 million) and HK$4,850 million (30th June 2001: HK$6,652 million) respectively.

(Expressed in millions of Hong Kong dollars)

15. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps and currency swaps at balance sheet date are as follows:

	Notional Principal Amount	
	31st December 2001	30th June 2001
Interest rate swaps		
– Less than 1 year	**675**	675
– 1 to 5 years	**2,250**	1,700
– After 5 years	**800**	1,250
	3,725	3,625
Currency swaps		
– After 5 years	**234**	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

16. COMPARATIVE FIGURES

Certain comparative figures have been restated as a result of adoption of the requirements of SSAP 9 (Revised) "Events after the Balance Sheet Date", SSAP 26 "Segment Reporting", details of which are set out in Note 1.

Financial Review

FINANCIAL RESOURCES AND LIQUIDITY

Shareholders' funds as at 31st December 2001 totalled HK$129,124 million (30th June 2001 : HK$128,408 million). At 31st December 2001, the Group's net borrowings, made up of HK$28,304 million in borrowings and HK$6,406 million in bank deposits and balances, amounted to HK$21,898 million (30th June 2001 : HK$19,931 million). The increase in net borrowings was mainly due to further fundings made to two joint venture companies to finance the repayment of bank loans for property projects namely, Ocean Shores and The Belcher's. As a result, the aggregate bank borrowings of joint venture companies have significantly reduced. Other than those borrowings of an associate and jointly controlled entities in total sum of HK$4,926 million (30th June 2001: HK$7,698 million) for which the Group has given guarantees, the Group has no other off-balance sheet or contingent liability.

The Group's borrowings are all unsecured and mainly arranged on a medium to long term basis with a maturity profile set out as follows:

	31st December 2001	30th June 2001
	HK$M	HK$M
Repayable:		
Within 1 year	**4,107**	4,997
After 1 year but within 2 years	**7,693**	6,680
After 2 years but within 5 years	**6,912**	10,473
After 5 years	**9,592**	6,842
	28,304	28,992

Financial gearing at 31st December 2001, measured by net borrowings to shareholders' funds, was 17.0 per cent (30th June 2001 : 15.5 per cent). Profit from operations covered 5.9 times the net interest expenses before capitalization (2000 : 5.4 times).

All the Group's funding activities are centrally managed and controlled at the corporate level. The Group's treasury and financing policies remain unchanged from those described in the latest annual report.

As the Group's borrowings are primarily denominated in Hong Kong dollars, there is no significant exposure to foreign exchange rate fluctuations. The Group's borrowings are principally arranged on a floating rate basis. For fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilised to convert the rates into floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures. As of 31st December 2001, total outstanding interest rate swaps and currency swaps amounted to HK$3,725 million (30th June 2001: HK$3,625 million) and HK$234 million (30th June 2001: HK$234 million) respectively.

EMPLOYEES

As of 31st December 2001, the Group had about 18,000 employees. The Group provides competitive remuneration packages to employees commensurable to market level in the business in which the Group operates and their qualifications. Incentive schemes composed of discretionary bonus and other merit payments to reward employees based on performance are also offered. The Group also provides retirement schemes, medical benefits and both in-house and external training programmes for all staff.

DIRECTORS' INTERESTS IN EQUITY SECURITIES

As at 31st December 2001, the interests of the directors and the chief executive in the equity securities of the Company and its Associated Corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

1. Shares in Sun Hung Kai Properties Limited

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of Shares
Kwok Ping-sheung, Walter	–	–	–	1,075,087,522*	1,075,087,522
Lee Shau-kee	486,340	–	–	343,000	829,340
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,073,137,214*	1,075,342,560
Kwok Ping-luen, Raymond	–	1,000	–	1,076,280,895*	1,076,281,895
Kwan Cheuk-yin, William	123,780	–	–	–	123,780
Lo Chiu-chun, Clement	137,273	62,117	–	–	199,390
Law King-wan	20,000	70,267	–	–	90,267
Chan Kai-ming	41,186	–	–	–	41,186
Chan Kui-yuen, Thomas	126,500	66,000	–	–	192,500
Kwong Chun	702,722	339,358	–	–	1,042,080
Wong Yick-kam, Michael	50,904	–	–	–	50,904
Wong Chik-wing, Mike	150,999	–	–	–	150,999

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen. Of those shares in the Company, 1,053,103,347 shares represented the same interests and were therefore duplicated amongst those three directors.

2. Shares in SUNeVision Holdings Limited

Name of Directors	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total No. of Shares
Kwok Ping-sheung, Walter	–	–	–	1,070,000*	1,070,000
Kwok Ping-kwong, Thomas	–	–	–	1,070,000*	1,070,000
Kwok Ping-luen, Raymond	672,500	–	–	1,070,000*	1,742,500
Fung Kwok-king, Victor	–	–	–	8,000	8,000
Kwan Cheuk-yin, William	884	–	–	–	884
Lo Chiu-chun, Clement	2,771	–	–	–	2,771
Chan Kai-ming	115,000	–	–	–	115,000
Kwong Chun	300,000	–	–	–	300,000
Wong Yick-kam, Michael	100,000	–	–	–	100,000
Wong Chik-wing, Mike	109,000	–	–	–	109,000

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen. Of those shares in SUNeVision Holdings Limited ("SUNeVision"), 1,070,000 shares represented the same interests and were therefore duplicated amongst those three directors.

3. Shares in other Associated Corporations

a) Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in the equity securities of the following Associated Corporations:

Associated Corporations	No. and Class of Securities	Category of Interest
Superindo Company Limited	10 Ordinary shares	Personal
Super Fly Company Limited	10 Ordinary shares	Personal
Splendid Kai Limited	2,500 Ordinary shares	Corporate*
Hung Carom Company Limited	25 Ordinary shares	Corporate*
Tinyau Company Limited	1 Ordinary share	Corporate*
Open Step Limited	8 Ordinary shares	Corporate*

* Note: Those were deemed interests (by virtue of the SDI Ordinance) of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen because those securities were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

b) Mr. Walter Kwok Ping-sheung, Mr. Raymond Kwok Ping-luen and Sir Sze-yuen Chung had personal interests of 61,522 ordinary shares, 393,350 ordinary shares and 18,821 ordinary shares respectively in the equity securities of The Kowloon Motor Bus Holdings Limited.

c) Mr. Raymond Kwok Ping-luen had personal interests of 692,846 ordinary shares in the equity securities of SmarTone Telecommunications Holdings Limited.

d) Dr. Lee Shau-kee had other interests in the equity securities of the following Associated Corporations:

Associated Corporations*	No. and Class of Securities
Mightypattern Limited	200 ordinary shares
Star Play Development Limited	1 ordinary share
Central Waterfront Property Holdings Limited	47.5% of issued share capital
Newfoundworld Holdings Limited	40,000 ordinary shares
Topcycle Development Limited	1 ordinary share
Anbok Limited	2 ordinary shares
Teamfield Property Limited	4,918 ordinary shares
SmarTone Telecommunications Holdings Limited	179,500 ordinary shares

* Note: The shares in Mightypattern Limited and Star Play Development Limited were beneficially owned by Henderson Investment Limited ("HI").

The respective interests of Henderson Land Development Company Limited ("HL") and The Hong Kong and China Gas Company Limited (a company in which the subsidiaries of HI own more than one-third of its issued shares) in Central Waterfront Property Holdings Limited are 32.5% and 15% respectively.

The shares in Newfoundworld Holdings Limited and Topcycle Development Limited were beneficially owned by HL.

The shares in Anbok Limited and Teamfield Property Limited were held by a company in which HL had a 50% interest.

Those shares in Sun Hung Kai Properties Limited and SmarTone Telecommunications Holdings Limited were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited.

Mr. Lee Shau Kee beneficially owned all the issued capital of Hopkins (Cayman) Limited. Hopkins (Cayman) Limited as the trustee of a unit trust owns all the issued ordinary shares which carry the voting rights in the capital of Henderson Development Limited ("HD"). HD was the holding company of HL which was the holding company of HI.

By virtue of the SDI Ordinance and the matters aforesaid, Dr. Lee Shau-kee was taken to be interested in the shares and interests as mentioned hereinabove.

4. **Shares Options in the Company and its Associated Corporations**

The interests of the directors and the chief executive in the share options of the Company and its Associated Corporations are detailed in the Share Option Schemes section stating below.

As the Company has not issued any debt securities, therefore save as disclosed above and in the Share Options Schemes stating below, none of the other directors had any interests in the equity and debt securities of the Company or any of its Associated Corporations as at 31st December 2001 as recorded in the register maintained under Section 29 of the SDI Ordinance. Furthermore, during the period, other than the directors and chief executive of the Company stated above, there was no record of any other person that had maintained an interest in the equity securities of the Company in the register required to be kept under Section 16 (1) of the SDI Ordinance.

SHARE OPTION SCHEMES

1. **Sun Hung Kai Properties Limited Share Options**

The Company has adopted a share option scheme "SHKP Share Options", pursuant to which the Company may grant, for a consideration of HK$1 for each grant, options to any full-time employee of the Company or its subsidiaries including executive directors of the Company or its subsidiaries to subscribe for shares in the Company. The subscription price of the shares under the SHKP Share Options will be the highest of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotation on the date of the offer; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer and (iii) the nominal value of the Company's share. The maximum number of shares in respect of which options may be granted under the SHKP Options shall not exceed 10% of the issued share capital of the Company from time to time.

Since its adoption, the Company has granted two lots of share options on 15th February 2000 and 16th July 2001. All options granted and accepted can be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The following shows the outstanding positions of the directors and chief executive as at 31st December 2001 with respect to their SHKP Share Options:

			Number of Share Options					
Name of Director	**Date of Grant**	**Exercise Price** (HK$)	**Balance as at 1.7.2001**	**Granted during the Period**	**Exercised during the Period**	**Cancelled/ Lapsed during the Period**	**Balance as at 31.12.2001**	
Kwok Ping-sheung, Walter *(Chairman and Chief Executive)*	16.7.2001	70.00	–	75,000	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	–	75,000	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	–	75,000	–	–		75,000
Law King-wan	16.7.2001	70.00	–	75,000	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	–	75,000	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	–	75,000	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	–	75,000	–	–	75,000	225,000

A summary of the movements during the six months ended 31st December 2001 of the share options granted under the SHKP Share Options to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of Share Options					
Date of Grant	Exercise Price (HK$)	Balance as at 1.7.2001	Granted during the Period	Exercised during the Period	Cancelled/ Lapsed during the Period	Balance as at 31.12.2001	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	–	1,446,000	–	–	1,446,000	1,806,000

Other than the participants as stated above, the Company has not granted since the adoption of the SHKP Share Options any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SHKP Share Options granted during the six months ended 31st December 2001 is as follows:

Name of Participants	Number of Options Granted on 16.7.2001	Option Value as at 16.7.2001 (HK$)	Option Value as at 31.12.2001 (HK$)
Kwok Ping-sheung, Walter *(Chairman and Chief Executive)*	75,000	1,931,739	1,549,393
Kwok Ping-kwong, Thomas *(Director)*	75,000	1,931,739	1,549,393
Kwok Ping-luen, Raymond *(Director)*	75,000	1,931,739	1,549,393
Law King-wan *(Director)*	75,000	1,931,739	1,549,393
Chan Kai-ming *(Director)*	75,000	1,931,739	1,549,393
Chan Kui-yuen, Thomas *(Director)*	75,000	1,931,739	1,549,393
Kwong Chun *(Director)*	75,000	1,931,739	1,549,393
Wong Yick-kam, Michael *(Director)*	75,000	1,931,739	1,549,393
Wong Chik-wing, Mike *(Director)*	75,000	1,931,739	1,549,393
Aggregate Total of Employees	1,446,000	37,243,928	29,872,292
Total	**2,121,000**	**54,629,579**	**43,816,827**

The closing price of the share of the Company immediately before the date on which the SHKP Share Options were granted was HK$71.25.

According to the Black-Scholes model*, the total value of the SHKP Share Options granted on 16th July 2001 was estimated at HK$54,629,579 with the following variables and assumptions:

1. Risk Free Rate : 5.54%, being the approximate yield of 5-year Exchange Fund Note traded on 16th July 2001.

2. Expected Volatility: 42.48%, being the annualised volatility of the closing price of the shares of the Company from 16th July 2000 to 15th July 2001.

3. Expected Dividend:

(i) Yield : 2.24%, being 2001 prospective dividend yield of the shares of the Company.

(ii) Growth Rate : -7.1% p.a., being 5-year historical dividend growth rate of the Company.

4. Expected Life of the SHKP Share Options is 5 years with the following assumptions:

(i) There is no material difference between the expected volatility over the whole life of the SHKP Share Options and the historical volatility of the shares of the Company over the period of from 16th July 2000 to 15th July 2001.

(ii) There is no material difference between the dividend growth rate over the whole life of the SHKP Share Options and the historical dividend growth rate of the Company over the previous 5 years.

According to the Black-Scholes model*, the total value of the SHKP Share Options was estimated at HK$43,816,827 as at 31st December 2001 with the following variables and assumptions:

1. Risk Free Rate : 5.26%, being the approximate yield of 5-year Exchange Fund Note traded on 31st December 2001.

2. Expected Volatility: 44.19%, being the annualised volatility of the closing price of the shares of the Company from 1st January 2001 to 31st December 2001.

3. Expected Dividend:

(i) Yield : 2.54%, being 2001 prospective dividend yield of the shares of the Company.

(ii) Growth Rate : -7.1% p.a., being 5-year historical dividend growth rate of the Company.

4. Expected Life of the SHKP Share Options is 4.3 years with the following assumptions:

(i) There is no material difference between the expected volatility over the whole life of the SHKP Shares Options and the historical volatility of the shares of the Company over the period of 1st January 2001 to 31st December 2001.

(ii) There is no material difference between the dividend growth rate over the whole life of the SHKP Share Options and the historical dividend growth rate of the Company over the previous 5 years.

All the options forfeited before expiry of the SHKP Share Options will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SHKP Share Options.

* Note: The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

2. SUNeVision Holdings Limited Share Options

Pursuant to the share option scheme of SUNeVision ("SUNeVision Share Options"), the following directors and chief executive of the Company were granted share options for nominal consideration to subscribe for shares in SUNeVision, details of which are as follows:

			Number of Share Options					
Name of Director	**Date of Grant**	**Exercise Price** (HK$)	**Balance as at 1.7.2001**	**Granted during the Period**	**Exercised during the Period**	**Cancelled/ Lapsed during the Period**	**Balance as at 31.12.2001**	
Kwok Ping-sheung, Walter	28.3.2000	10.38	415,000	–	–	–	415,000	
(Chairman and Chief Executive)	7.4.2001	2.34	180,000	–	–	–	180,000	595,000
Kwok Ping-kwong, Thomas	28.3.2000	10.38	415,000	–	–	–	415,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	595,000
Kwok Ping-luen, Raymond	28.3.2000	10.38	755,000	–	–	–	755,000	
	7.4.2001	2.34	350,000	–	–	–	350,000	1,105,000
Chan Kui-yuen, Thomas	28.3.2000	10.38	510,000	–	–	–	510,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	690,000
Wong Yick-kam, Michael	28.3.2000	10.38	360,000	–	–	–	360,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	540,000

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31st December 2000;
(ii) a further one third of the options within three years commencing on 31st December 2001;
(iii) the remaining one third of the options within three years commencing on 31st December 2002; and
(iv) the options will expire on 30th December 2005.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20th March 2002;
(ii) a further one third of the options within three years commencing on 20th March 2003;
(iii) the remaining one third of the options within three years commencing on 20th March 2004; and
(iv) the options will expire on 19th March 2007.

A summary of the movements during the six months ended 31st December 2001 of the share options granted under the SUNeVision Share Options to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

		Number of Share Options					
Date of Grant	Exercise Price (HK$)	Balance as at 1.7.2001	Granted during the Period	Exercised during the Period	Cancelled/ Lapsed during the Period	Balance as at 31.12.2001	
28.3.2000	10.380	2,580,000	–	–	–	2,580,000	
30.11.2000	3.885	937,500	–	–	250,000	687,500	
7.4.2001	2.340	1,305,000	–	–	–	1,305,000	4,572,500

Other than the participants as stated above, SUNeVision has not granted since the adoption of the SUNeVision Share Options any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

3. Share Option Schemes of Other Subsidiaries

In addition to SHKP and SUNeVision Share Options, the Group adopted two more share option schemes which were approved for two subsidiaries of the Company, iAdvantage Limited and SUNeVision Red-Dots Limited, allowing their respective boards of directors the right to grant to their full-time employees and executive directors options to subscribe for shares in these two companies, in each case in aggregate up to 10% of the issued capital of the respective companies from time to time. No such option shares have been granted to any person since their adoption as required to be disclosed under the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

As at 31st December 2001, the interests of every person, other than a director or chief executive of the Company, being 10% or more in the equity securities of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, were as follows:

Name	Number of Shares
HSBC Holdings plc	1,123,601,108
HSBC Finance (Netherlands)	1,123,031,659
HSBC Holdings B.V.	1,123,031,659
HSBC Investment Bank Holdings B.V.	1,081,551,594
HSBC International Trustee Limited*	1,080,582,744

* Note: The shares in which HSBC International Trustee Limited was interested formed part of the shares in which HSBC Investment Bank Holdings B.V. was interested; the shares in which HSBC Investment Bank Holdings B.V. was interested formed part of the shares in which HSBC Holdings B.V. was interested; the shares in which HSBC Holdings B.V. was interested were the shares in which HSBC Finance (Netherlands) was interested and the shares in which HSBC Finance (Netherlands) was interested formed part of the shares in which HSBC Holdings plc was interested.

Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,053,103,347 shares were the shares referred to in the Note to section 1 of the section on "Directors' Interests in Equities Securities".

Other Information

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31st December 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.55 per share (2000 : HK$0.55 per share) payable in cash on 8th April 2002 to shareholders on the Register of Members as at 8th April 2002.

The Register of Members will be closed from 28th March 2002 to 8th April 2002, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 27th March 2002.

AUDIT COMMITTEE

The Audit Committee, which was established in pursuance of the requirements of the Listing Rules, comprises Mr. William Kwan Cheuk-yin (Chairman), Sir Sze-yuen Chung and Mr. Clement Lo Chiu-chun, met in September 2001 and March 2002.

During the meetings, the Committee reviewed and made recommendations to the improvement of the Company's financial reporting process and internal controls.

CODE OF BEST PRACTICE

No Director is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 12th March 2002